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                            December 1, 2021

       Stanton Dodge
       Executive Vice President and Chief Legal Officer
       New Duke Holdco, Inc.
       c/o DraftKings, Inc.
       222 Berkeley Street, 5th Floor
       Boston, MA 02116

                                                        Re: New Duke Holdco,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed November 16,
2021
                                                            File No. 333-260174

       Dear Mr. Dodge:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2021 letter.

       Amendment No. 1 to Form S-4 filed November 16, 2021

       General

   1. We note your response to comment 2. Please provide further clarification as to how the company determined that
it is not required to file the master commercial agreement under
                                                        Item 601(b)(2) of
Regulation S-K, "since the master commercial agreement is not a part of a plan of acquisition
or reorganization." We note both in your response and in the registration statement
that the effectiveness of the master commercial agreement is a closing condition to
the mergers. For example, we note your disclosure that "[o]n
                                                        August 9, 2021,
concurrently with the execution of the merger agreement and as a condition and material
inducement to DraftKings    and the Merger Subs    willingness to
 Stanton Dodge
New Duke Holdco, Inc.
December 1, 2021
Page 2
         enter into the merger agreement, Crown entered into the master commercial agreement with FEI, an affiliate of Mr. Fertitta and the holding company of the Houston Rockets,
         Golden Nugget, LLC and Landry   s, Inc."
        You may contact Stacey Peikin at 202-551-6223 or Jennifer L pez-Molina at 202-551-
3792 if you have any questions.



FirstName LastNameStanton Dodge                              Sincerely,
Comapany NameNew Duke Holdco, Inc.
                                                             Division of
Corporation Finance
December 1, 2021 Page 2                                      Office of Trade &
Services
FirstName LastName